Exhibit 99.2

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

OF MOGO FINANCE TECHNOLOGY INC.

TO BE HELD JUNE 18, 2018

AND

MANAGEMENT INFORMATION CIRCULAR

OF MOGO FINANCE TECHNOLOGY INC.

May 14, 2018

MOGO FINANCE TECHNOLOGY INC.

NOTICE of annual AND SPECIAL meeting of shareholders

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the shareholders of Mogo Finance Technology Inc. (the “Company”) will be held at the offices of the Company at 401 West Georgia Street, Suite 2100, Vancouver, British Columbia V6B 5A1 on June 18, 2018 at 1:00 pm (Pacific time) for the following purposes:

1.	to receive the audited financial statements of the Company for the financial year ended December 31, 2017, together with the report of the auditor thereon;

2.	to elect the directors of the Company, as more fully described in the section of the Company’s management information circular for the Meeting (the “Circular”) entitled “Business of the Meeting – Election of Directors”;

3.	to re-appoint MNP LLP, Chartered Accountants, as auditor of the Company for the ensuing year and to authorize the directors of the Company to fix its remuneration, as more fully described in the section of the Circular entitled “Business of the Meeting – Appointment of Auditor”;

4.	to consider and, if thought appropriate, approve an ordinary resolution approving an amendment to the Company’s stock option plan, as more fully described in the section of the Circular entitled “Business of the Meeting – Amendment to Stock Option Plan”;

5.	to consider and, if thought appropriate, approve an ordinary resolution approving an amendment to the Company’s restricted share unit plan, as more fully described in the section of the Circular entitled “Business of the Meeting – Amendment to Restricted Share Unit Plan”;

6.	to consider and, if thought appropriate, approve an ordinary resolution approving an amendment to the warrants held by Postmedia Network Inc., as more fully described in the section of the Circular entitled "Business of the Meeting – Postmedia Warrants"; and

7.	to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

The Company is sending meeting-related materials to shareholders using Notice and Access. Notice and Access is a set of rules for reducing the volume of materials that must be physically mailed to shareholders by posting the information circular and additional materials online.

The Circular, this Notice, a form of proxy, a voting instruction form, the audited annual financial statements of the Company for the year ended December 31, 2017 and the management’s discussion and analysis relating to such financial statements are available on SEDAR at www.sedar.com, in the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov, and at http://investors.mogo.ca/financial-reports. Shareholders are reminded to review these online materials when voting. Shareholders may choose to receive paper copies of such materials or obtain further information about Notice and Access by contacting the Company toll free at 1-800-980-6646. In order for shareholders to receive paper copies of such materials in advance of any deadline for the submission of voting instructions and the date of the Meeting it is recommended that such shareholders contact the Company at the number above as soon as possible but not later than June 7, 2018.

Shareholders are requested to complete, sign and return such form of proxy or voting instruction form, as applicable.

In order for a registered shareholder to be represented by proxy at the Meeting, the shareholder must complete and submit the enclosed form of proxy or other appropriate form of proxy. Completed forms of proxy must be received by Computershare Investor Services Inc. at 100 University Ave., 8th Floor, Toronto, Ontario M5J 2Y1 attention Proxy Department, or by fax to Computershare Investor Services Inc. at 1-866-249-7775 or 1-416-263-9524, not later than 1:00 pm (Pacific time) on June 14, 2018 or may be accepted by the Chair of the Meeting prior to the commencement of the Meeting.

Non-registered shareholders should use the enclosed voting instruction form to provide voting instructions. The voting instruction form contains instructions on how to complete the form, where to return it to and the deadline for returning it. It is important to read and follow the instructions on the voting instruction form in order to have your vote count.

DATED at Vancouver, British Columbia this 14th day of May, 2018.

BY ORDER OF THE BOARD

(“David Feller”)

David Feller

Chair

( i )

SUMMARY

This Summary contains highlights of some of the important information contained in this Circular. This Summary does not contain all of the information that you should consider and you should read this entire Circular before voting. Terms used but not defined in this Summary have the meanings given to them in the Circular.

Shareholder Voting Matters

Voting Matter	Board Recommendation	For More Information See Pages
Director Election	FOR each nominee	21
Appointment of MNP LLP as Auditor	FOR	24
Amendment to Stock Option Plan	FOR	24
Amendment to Restricted Share Unit Plan	FOR	25
Amendment to Postmedia Warrants	FOR	26

Director Nominees

Name	Independent	Director Since	Position with Company	Committees	Board & Committee Attendance in 2017	Other Public Boards
David Feller	N	Aug 26, 2003 to Mar 20, 2006; April 12, 2013	Chair, Director, CEO	None	100%	None
Gregory Feller	N	Apr 10, 2015	Director, President & CFO	None	100%	None
Minhas Mohamed	Y	Apr 10, 2015	Director	Audit, CGCNC	100%	None
Praveen Varshney	Y	Apr 12, 2013	Director	Audit	95%	9
Tom Liston	Y	Oct 27, 2016	Director	Audit, CGCNC	100%	1
Matthew Bosrock	Y	May 2, 2018	Director	CGCNC	N/A	None

Auditor

MNP LLP, Chartered Accountants, the present auditor of the Company, has been auditor of the Company since 2009.

Amendment to Stock Option Plan

The Company proposes to increase the maximum number of Common Shares reserved for issuance under its Stock Option Plan to reflect the public offerings completed by the Company during the year ended December 31, 2017.

Amendment to Restricted Share Unit Plan

The Company proposes to increase the maximum number of Common Shares which may be made subject to issuance under its RSU Plan from 200,000 to 500,000 so that the Company can continue to align the performance of its executive team and senior management with the creation of shareholder value.

Amendment to Postmedia Warrants

In connection with an extension to the Company's marketing collaboration agreement with Postmedia, the Company proposes to extend the expiry of certain of the Postmedia Warrants.

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Management Solicitation

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Mogo Finance Technology Inc. (the “Company” or “Mogo”) for use at an annual and special meeting (the “Meeting”) of the holders (collectively, the “Shareholders” or individually, a “Shareholder”) of common shares (the “Common Shares”) of the Company to be held at the offices of the Company at 401 West Georgia Street, Suite 2100, Vancouver, British Columbia V6B 5A1 on June 18, 2018 at 1:00 pm (Pacific time) for the purposes set out in the accompanying Notice of Meeting.

This solicitation is made by the management of the Company. It is expected that the solicitation will primarily be by mail. Proxies may also be solicited personally or by telephone by regular employees of and by agents engaged by the Company at nominal cost. The cost of solicitation will be borne by the Company. Except as otherwise stated, the information contained in this Circular is given as of May 4, 2018 (the “Record Date”).

The form of proxy forwarded to Shareholders with the Notice of Meeting confers discretionary authority upon the proxy nominees with respect to amendments or variations of matters identified in the Notice of Meeting or other matters which may properly come before the Meeting.

Registered Shareholders – Voting by Proxy

The persons named in the enclosed form of proxy for the Meeting are officers of the Company.

A registered Shareholder has the right to appoint some other person, who need not be a shareholder, to represent the Shareholder at the Meeting by striking out the names of the persons designated in the accompanying form of proxy and by inserting such other person’s name in the blank space provided or by executing another proper form of proxy.

Completed forms of proxy must be received by Computershare Investor Services Inc. at 100 University Ave., 8th Floor, Toronto, Ontario M5J 2Y1 attention Proxy Department, or by fax to Computershare Investor Services Inc. at 1-866-249-7775 or 1-416-263-9524, not later than 1:00 pm (Pacific time) on June 14, 2018 or may be accepted by the Chair of the Meeting prior to the commencement of the Meeting.

The form of proxy affords the registered Shareholder an opportunity to specify that the Common Shares registered in his or her name shall be voted for, against or withheld from voting in respect of the matters to come before the Meeting, as applicable.

On any ballot that may be called for, the Common Shares represented by proxies in favour of management nominees will be voted for, against or withheld from voting in respect of the matters to come before the Meeting in accordance with the instructions given in such proxies.

In respect of proxies in which the Shareholders have not specified that the proxy nominees are required to vote for, against or withhold from voting in respect of the matters scheduled to come before the Meeting, the Common Shares represented by the proxies in favour of management nominees will be voted FOR the matters described in the Notice of Meeting.

Management knows of no matters scheduled to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the Common Shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of the proxy nominees.

A proxy given by a registered Shareholder for use at the Meeting may be revoked at any time prior to its use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Any such instrument revoking a proxy must be deposited at the registered office of the Company, at 1700 - 666 Burrard Street, Vancouver, British Columbia, V6C 5A1, any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, or deposited with the Chair of the Meeting on the day of the Meeting, or any adjournment thereof. If the instrument of revocation is deposited with the Chair on the day of the Meeting or any adjournment thereof, the instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

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Non-Registered Holders – Voting Instruction Form

Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. Many Shareholders are not registered Shareholders (the “Beneficial Shareholders”) because the Common Shares they own are not registered in their names but are instead either (i) registered in the name of an intermediary (the “Intermediary”) that the Beneficial Shareholder deals with in respect of the Common Shares, such as, among others, brokerage firms, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered Registered Retirement Savings Plans (RRSPs), Registered Retirement Income Funds (RRIFs), Registered Education Savings Plans (RESPs) and similar plans, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Company has distributed materials directly to non-objecting beneficial owners through Computershare Investor Services Inc.

Intermediaries are required to forward the meeting materials to Beneficial Shareholders unless a Beneficial Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the meeting materials to Beneficial Shareholders. If you are a Beneficial Shareholder, your name and address will appear on the voting instruction form sent to you by an Intermediary (bank, broker or trust company). A Beneficial Shareholder may vote or appoint a proxy by mail, phone, fax or on the Internet, as applicable, in accordance with the voting instruction form. Your Intermediary, as registered holder, will submit the vote or proxy appointment to the Company on your behalf. You must submit your voting instruction form in accordance with the instructions and within the time limits set by your Intermediary. If you or a person you designate plan to attend the meeting and vote you must appoint yourself or that person as proxy using the voting instruction form. Beneficial Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the voting instructions form is to be delivered.

A Beneficial Shareholder may revoke a form of proxy or voting instructions form given to an Intermediary by contacting the Intermediary through which the Beneficial Shareholder’s Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies. In order to ensure than an Intermediary acts upon a revocation of a proxy form or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

Notice and Access

The Company is sending proxy-related materials to Shareholders using Notice and Access. Notice and Access is a set of rules for reducing the volume of materials that must be physically mailed to shareholders by posting the information circular and additional materials online. Shareholders will still receive the Notice of Meeting, and may choose to receive a hard copy of the Circular and other materials. Details are included in the Notice of Meeting. This Circular, the Notice of Meeting, a form of proxy, a voting instruction form, the audited annual financial statements of the Company for the year ended December 31, 2017 and the management’s discussion and analysis relating to such financial statements are available on SEDAR at www.sedar.com, in the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov, and at http://investors.mogo.ca/financial-reports. Shareholders are reminded to review these online materials when voting. Shareholders may choose to receive paper copies of such materials or obtain further information about Notice and Access by contacting the Company toll free at 1-800-980-6646.

The Company does not intend to pay for Intermediaries to forward to objecting beneficial owners under NI 54-101 the proxy-related materials and Form 54-101F7 - Request for Voting Instructions Made by Intermediary, and that in the case of an objecting beneficial owner, the objecting beneficial owner will not receive the materials unless the objecting beneficial owner’s Intermediary assumes the cost of delivery.

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VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company has fixed the close of business on May 4, 2018 as the Record Date for the purposes of determining Shareholders entitled to receive the Notice and vote at the Meeting. As at the Record Date, 22,677,099 Common Shares were issued and outstanding, each carrying the right to one vote at the Meeting.

To the knowledge of the directors and executive officers of the Company, as at the Record Date, the only persons that beneficially own, or control or direct, directly or indirectly, voting securities of the Company carrying 10% or more of the voting rights attached to the Common Shares are as follows:

	Number of Shares Owned (Percentage of Class and Type of Ownership)
Name	Common Shares	Percentage of Voting Rights
Michael Wekerle(1)	3,508,905	15.47%

Note:

(1)	Michael Wekerle’s holdings above include 988,151 Common Shares owned directly by Difference Capital Financial Inc., an associate of Mr. Wekerle within the meaning of applicable securities laws.

PRESENTATION OF FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s audited financial statements for the year ended December 31, 2017 (the “Financial Statements”) and the auditors’ report on the Financial Statements will be presented to the Shareholders at the Meeting. In accordance with the provisions of the Business Corporations Act (British Columbia), the Financial Statements are merely presented at the Meeting and will not be voted on.

The Company has filed an annual information form dated March 6, 2018 (the “AIF”) for its 2017 fiscal year on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov that contains, among other things, the disclosure required under National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators. In particular, the information that is required to be disclosed in Form 52-110F1 of National Instrument 52-110 may be found under the heading “Information on the Audit Committee” in the AIF. Upon request, the Company will promptly provide a copy of the AIF to Shareholders free of charge.

STATEMENT OF EXECUTIVE COMPENSATION

Introduction

The following discussion describes the significant elements of our executive compensation program, with particular emphasis on the process for determining compensation payable to the Company’s Chief Executive Officer (the “CEO”), Chief Financial Officer (the “CFO”) and each of the Company’s three other most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity whose total compensation was, individually, more than $150,000 (collectively, the “NEOs”) for the year ended December 31, 2017. As of December 31, 2017, the NEOs were:

•	David Feller, CEO

•	Gregory Feller, President and CFO

•	Lisa Skakun, Chief Legal and Administrative Officer (“CLAO”)

•	Thomas Groh, Vice President of Data (“VP, Data”)

•	Lynn Cook, Vice President of Finance (“VP, Finance”)

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Overview

Our executive compensation practices are designed to attract and retain the skillsets and experience needed to lead the development and execution of the Company’s strategy and to reward our executives for high performance and their contribution to our long-term success. The Board seeks to compensate executives by combining short-term and long-term cash and equity incentives. It also seeks to reward the achievement of corporate and individual performance objectives, and to align executive officers’ incentives with the Company’s performance.

In order to achieve our aggressive growth objectives, attracting and retaining the right team members is critical. A key part of this is a well-thought out compensation plan that attracts high performers with specific skillsets and compensates them for continued achievements.

Setting executive compensation in a growth-oriented fintech organization can be challenging as we seek to balance the creation of shareholder value with long-term growth objectives. As a result, elements of our compensation plan evolve from year to year as the Company matures.

Our board of directors (the “Board”) on recommendations from the Corporate Governance, Compensation and Nominating Committee (the “CGCNC”) makes decisions regarding all forms of compensation, including salaries, bonuses and equity incentive compensation for our executives, as well as approves corporate goals and objectives relevant to our executives’ compensation. Finally, the CGCNC in conjunction with senior management also administers employee incentive compensation, including the Company’s Stock Option Plan (the “Stock Option Plan”) and Restricted Share Unit Plan (the “RSU Plan”).

Compensation Discussion and Analysis

Context of our Executive Compensation Practices

There are several relevant market and business factors that present challenges for the creation of an effective executive compensation program, including the following:

•	We are a pre-profit, publicly listed company in an emerging sector. We provide products and services that are highly disruptive in the legacy financial services market in Canada.

•	We compete for talent in the technology industry, where there is a high emphasis on equity as a key component of compensation. We also compete for talent in the financial services space, where there are high salaries with entrenched short-term and long-term compensation plans, perquisite programs and retirement benefits.

The CGCNC aims to balance these factors with the expectations of our shareholders and their responsibilities around oversight. As the business matures through the execution of our corporate strategy, the CGCNC will continue to evolve our compensation strategies to match.

How Executive Compensation is Determined

The CGCNC annually assesses and makes a recommendation to the Board with regard to the competitiveness and appropriateness of the compensation package, including regular, incentive and equity-based compensation of the CEO and all other officers of Mogo. As required, the CGCNC retains independent advice in respect of compensation matters and, if deemed appropriate by the Committee, meets separately with such advisors. Mogo specifically uses salary survey information to benchmark its compensation against the market. Mogo uses a variety of specialized survey data and relies heavily on data from The Mercer HR Tech Group Salary Survey. This survey is based in British Columbia, but the data is relevant for all Canadian high tech markets. The most recent survey included data provided by over 95 leading technology organizations in the British Columbia market. The survey includes cash, short and long-term incentive information and has executive benchmarks for over 30 functions. Compensation analysis is available by size and type of organization. Additionally, third party consultants have also provided input on our senior leadership and executive compensation.

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Summary of Elements of Compensation Program

Our executive compensation program is comprised of the following elements:

•	Annual Base Salary - Reflects the scope and responsibilities of the role, each executive’s personal experience and performance, and market competitiveness.

•	Annual Performance Bonus - Expressed as a percentage of annual base salary and typically paid in cash, the annual performance bonus is calculated based on achievement levels against a weighted mix of annual corporate performance goals and individual performance goals that support the overall corporate goals - both quantitative and qualitative and at the discretion of the Board.

•	Long-Term Incentives

o	Stock Options - Stock options are awarded annually at the Board’s discretion and typically vest over 4 years with an 8-year term. Stock options align executive compensation with shareholder interests as the value is dependent on post-vesting share price.

o	RSUs - Restricted stock units (“RSUs”) are issued in limited amounts and only awarded to senior management, and typically vest over 3 years. RSUs are aligned with shareholder interests as their value depends on post-vesting share price.

In setting the annual performance objectives and evaluating executive compensation, the Company considers each element carefully against relevant internal and market factors and the Board provides appropriate oversight with regard to the payment of short and long-term incentives to ensure alignment with our shareholders’ long-term interests.

Detailed Elements of Compensation Program

Our executive compensation consists primarily of three elements: base salary, annual bonus and long-term equity incentives (stock options and RSUs).

Base Salary

Base salaries are reviewed annually based on individual performance and/or for market competitiveness. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive’s role or responsibilities, as well as for market competitiveness.

The annualized base salaries of the NEOs that were employed by the Company as at December 31, 2017 are set out in the table below.

•	David Feller, CEO	CAD$360,000 per annum
•	Gregory Feller, President and CFO	US$300,000 per annum
•	Lisa Skakun, CLAO	CAD$260,000 per annum
•	Thomas Groh, VP, Data	US$240,000 per annum
•	Lynn Cook, VP, Finance	CAD$200,000 per annum

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Annual Bonus Plan

Our compensation program includes an annual performance bonus plan with weighted corporate and personal performance metrics linked to the annual operating plan and budget, typically paid in cash which is awarded by the Board in its sole discretion. It is the responsibility of the CGCNC to annually review and recommend to the Board the annual bonus, if any, to be paid to executives and employees based on previously set performance targets.  For the year ended December 31, 2017, the Board set the corporate performance target for executives at 70% and the individual performance target at 30% and for the rest of the employees, at 50/50 for corporate and personal performance targets. Each category included both quantitative and qualitative components. Included under the corporate performance targets were specific targets on annual revenue, EBITDA, members and stock price. Included under the personal performance were specific items for executives under the broad categories of fundraising, partnerships, operational effectiveness, culture and team and product & design.

The bonus multiplier is determined at the outset when the corporate and individual performance targets are approved by the Board. Each of the corporate and individual objectives are assigned appropriate weightings according to importance and impact on corporate performance for the year. Corporate weightings are the same across the executive team, however the individual weightings are dependent on the scope of responsibilities of the specific executive. Each corporate and individual objective has a threshold level of 75%, below which the multiplier is zero, a target level at 100% and a maximum, or exceptional performance level which would have a 120% multiplier that contributes to the overall bonus achievement.

The annual target bonus levels as a percentage of base salary for Mogo’s NEOs for the year ended December 31, 2017 were as follows:

•	David Feller, CEO	100% of annual base salary
•	Gregory Feller, President and CFO	100% of annual base salary
•	Lisa Skakun, CLAO	50% of annual base salary
•	Thomas Groh, VP, Data	50% of annual base salary
•	Lynn Cook, VP, Finance	40% of annual base salary

Long-Term Equity Incentive Plans

Equity-based awards are an “at risk” element of compensation that allows us to reward our team members, and specifically, our executives for their sustained contributions to the Company. In a highly competitive technology market, equity is an expected and important part of senior leadership compensation. Equity awards reward performance aligned with the creation of shareholder value and the continued employment of our executive officers, with the associated benefits of attracting and retaining employees.

Mogo’s Stock Option Plan allows all employees to participate at an appropriate level, with special focus on the executive team. The value of this incentive is driven by an increase in stock price over time, as we continue to achieve our corporate objectives.

In 2015, the RSU Plan was established, which provides for additional equity opportunities for all employees, with special focus on our executive team and senior management, further tying compensation to the creation of shareholder value.

The following table summarizes the number of Common Shares authorized for issuance from treasury under the Company’s equity compensation plans as at December 31, 2017.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)(1)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(1)

Equity compensation plans approved by security holders	Options: 3,099,266	Options: $3.85	Options: 241,943
	RSUs: 144,499	RSUs: N/A	RSUs: 14,274

Note:

(1)	These securities include Common Shares issuable under the Stock Option Plan and RSU Plan as of December 31, 2017 and do not reflect the proposed amendments to the Stock Option Plan and RSU Plan discussed under the headings “Business of the Meeting – Amendment to Stock Option Plan” and “Business of the Meeting – Amendment to RSU Plan”, respectively.

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No award may be made to our insiders under the Stock Option Plan or the RSU Plan if such award would result in: (i) the number of Common Shares issued from treasury to insiders pursuant to such plans, together with all of our other share compensation arrangements, within any one year period, exceeding 10% of the outstanding Common Shares, or (ii) the number of Common Shares issuable to insiders pursuant to vested RSUs, together with the number of Common Shares issuable to insiders at any time pursuant to options granted under the Stock Option Plan and all of our other security-based compensation arrangements, exceeding 10% of the outstanding Common Shares. When used in this paragraph, the terms “insiders” and “security-based compensation arrangement” have the meanings ascribed thereto in the Toronto Stock Exchange (the “TSX”) rules for this purpose.

Stock Option Plan

The Stock Option Plan allows for the grant of incentive stock options to the Company’s employees, directors, officers and consultants. Our Board is responsible for administering the Stock Option Plan, and the CGCNC makes recommendations to the Board in respect of matters relating to the Stock Option Plan. At the Meeting, the Shareholders are being asked to approve an amendment to the Stock Option Plan as discussed under the heading “Business of the Meeting – Amendment to Stock Option Plan”. The following summary does not reflect the proposed amendment.

The aggregate number of Common Shares reserved for issuance under the Stock Option Plan cannot exceed the greater of (i) 15% of the total number of all issued and outstanding Common Shares at the time of grant, and (ii) 3,200,000. As of the Record Date, the Company has options to acquire 2,890,958 Common Shares outstanding pursuant to the Stock Option Plan, which represents approximately 12.75% of the issued and outstanding Common Shares as of the Record Date. The number of options remaining available for grant is 510,606, which represents approximately 2.25% of the issued and outstanding Common Shares as of the Record Date.

The annual burn rate of the Stock Option Plan for 2017 was 5.35%, for 2016 was 6.18%, and for 2015 was 4.79%. The annual burn rate is calculated by dividing the number of options granted during the applicable fiscal year by the weighted average number of Common Shares outstanding for the applicable fiscal year.

The maximum number of Common Shares issued to the Company’s insiders within any one-year period and issuable to the Company’s insiders at any time under the Stock Option Plan, when combined with all of the Company’s other security-based compensation arrangements, must not exceed 10% of the Company’s total issued and outstanding Common Shares as at the applicable date of grant.

Unless otherwise determined by the Board at the time of or subsequent to grant, options granted under the Stock Option Plan vest as follows: 1/4 vest on the first anniversary of the date of the grant and 1/48 vest at the end of each month following the first anniversary of the date of the grant with the result that the entire option will be vested and exercisable on the fourth anniversary of the grant. Options granted under the Stock Option Plan may be exercised during the period specified in the Stock Option Plan, which is generally eight years from the date of grant. The Stock Option Plan also provides that, unless otherwise determined by the Board, options terminate within a period of time following the termination of employment, directorship or engagement as a consultant with the Company or affiliates entities. Unless otherwise specified by the Board at the time of granting options, vested options will expire the earlier of the expiration of such options in accordance with their terms and: (a) if the holder retires, 90 days after the termination date (as defined in the Stock Option Plan), (b) if the holder dies or becomes incapacitated, 120 days after such occurrence, (c) if the holder is terminated for cause, as of the termination date, (d) if the holder resigns, 30 days after the termination date, (e) if the holder is dismissed without cause, 90 days after the termination date, (f) if the holder is a consultant and there is termination (i) by the Company for any reason other than for a material breach of the consulting agreement, (ii) by voluntary termination by the holder or (iii) due to the death or incapacity of the holder, 90 days from the termination date, (g) if the holder is a consultant and there is termination by the Company for a material breach of the consulting agreement, as of the termination date, and (h) if the holder is a director or officer, 90 days following the termination date. The exercise price for options granted under the Stock Option Plan is determined by the Board according to an approved formula and may not be less than the last closing price of the Common Shares on the TSX prior to the date of grant of such option.

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The Stock Option Plan provides that if options granted under the Stock Option Plan would otherwise expire during a trading black-out period or within ten business days following the end of such period, the expiry date of such options are extended to the tenth business day following the end of the black-out period. Options granted under the Stock Option Plan are not transferable, subject to limited exceptions in the event of the holder’s death or incapacity. The Board has overall authority for interpreting, applying, amending and terminating the Stock Option Plan and can do so without shareholder approval except that the following amendments to the Stock Option Plan or options issued thereunder cannot be made without the prior approval of the TSX and approval of the Shareholders: i) a reduction in the exercise price of an option held by an insider of the Company, ii) an extension of the term of an option held by an insider of the Company, iii) any amendment to remove the insider participation limits described above, iv) an increase in the maximum number of Common Shares issuable pursuant to options granted under the Stock Option Plan; and v) amendments to amending provision of the Stock Option Plan.

On April 20, 2018, the Board approved certain house-keeping amendments to the Stock Option Plan to clarify the Board’s discretion to amend the vesting of options subsequent to grant and to include U.S. securities and tax disclosure for U.S. participants.

RSU Plan

The RSU Plan allows for the grant of RSUs to the Company’s directors, officers and employees. The purpose of the RSU Plan is to enhance our ability to provide eligible directors, officers and employees with the opportunity to acquire RSUs to allow them to participate in our long-term success and to promote a greater alignment of interests between our directors, officers, employees, and shareholders. Our Board, through the CGCNC, is responsible for administering the RSU Plan. At the Meeting, the Shareholders are being asked to approve an amendment to the RSU Plan as discussed under the heading “Business of the Meeting – Amendment to RSU Plan”. The following summary does not reflect the proposed amendment. The maximum aggregate number of Common Shares issuable from treasury by the Company pursuant to the RSU Plan is 200,000, which represents approximately 0.88% of the issued and outstanding Common Shares as of the Record Date. This maximum number is subject to adjustment for changes in the number of Common Shares outstanding through subdivision, consolidation, reclassification, amalgamation, merger or otherwise. As of the Record Date, the Company has RSUs to acquire 116,091 Common Shares outstanding pursuant to the RSU Plan, which represents approximately 0.51% of the issued and outstanding Common Shares as of the Record Date. The number of RSUs remaining available for grant is 40,338, which represents approximately 0.18% of the issued and outstanding Common Shares as of the Record Date. This takes into account the 43,571 RSUs that have vested and resulted in the issuance of 43,571 Common Shares as of the Record Date, which represents approximately 0.19% of the issued and outstanding Common Shares as of the Record Date.

The annual burn rate of the RSU Plan for 2017 was 0.39%, for 2016 was 0.40%, and for 2015 was 0.76%. The annual burn rate is calculated by dividing the number of RSUs awarded during the applicable fiscal year by the weighted average number of Common Shares outstanding for the applicable fiscal year.

The maximum number of Common Shares issued to the Company’s insiders within any one-year period and issuable to the Company’s insiders at any time under the RSU Plan, when combined with all of the Company’s other security-based compensation arrangements, must not exceed 10% of the Company’s total issued and outstanding Common Shares as at the applicable date of award.

Subject to the terms of the RSU Plan, we may from time to time award to any eligible person a number of RSUs deemed appropriate in respect of services rendered to the Company by such person. RSUs consist of an award of units, each of which represents the right to receive one Common Share. The Board, through the CGCNC, has the discretion to determine the date upon which each RSU vests or any other vesting requirements provided, however, that each awarded RSU will vest not later than the third anniversary of its award date. Unless otherwise determined by the Board at the time of award of an RSU, 25% of each award of RSUs will vest on the first and second anniversaries of the award date and the balance will vest on the third anniversary of the award date. The Board has overall authority for interpreting, applying, amending and terminating the RSU Plan and can do so without shareholder approval except that the following amendments to the RSU Plan or RSUs issued thereunder cannot be made without the prior approval of the TSX and approval of the Shareholders: i) other than customary adjustments resulting from certain corporate changes, amendments to the RSU Plan that would increase the number of Common Shares issuable under the RSU Plan, ii) any amendment that would increase the number of Common Shares issuable to insiders under the RSU Plan, iii) any amendment that would increase the number of Common Shares issuable to directors under the RSU Plan; and iv) amendments to amending provision of the RSU Plan.

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Holders of RSUs will be entitled to accelerated vesting on certain events, including termination of service without cause or by reason of death, retirement. All unvested RSUs terminate if a holder’s employment or service terminates by reason of termination for cause. Subject to obtaining any requisite approval from the TSX or other regulatory authority, our Board may take any one or more actions relating to RSUs including, without limitation, accelerating vesting or providing for the conversion or exchange of any outstanding RSUs into or for RSUs or any other appropriate securities in any entity participating in or resulting from, a change of control transaction. Except as required by law, the rights of a participant under the RSU Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the participant.

The Board does not award options or RSUs according to a prescribed formula or target. The CEO recommends to the CGCNC the proposed recipients of such grants from among the eligible participants and the proposed grant size, taking into consideration such factors as their position, scope of responsibility and historic and recent performance, previous grants, the value of the awards in relation to other elements of the individual’s total compensation and shareholdings, and market information. In determining the size of the grants the CGCNC may consider their payout and the competitiveness of the Company’s total compensation relative to comparable companies in addition to the recommendation of the CEO. The CGCNC determines the grant size and terms to be recommended to the Board in respect of the CEO.

On April 20, 2018, the Board approved certain house-keeping amendments to the RSU Plan to include U.S. securities and tax disclosure for U.S. participants.

Compensation Risk

The Board considers and assesses, as necessary, the implications of risks associated with the Company’s compensation policies and practices and devotes such time and resources as it believes are appropriate and as are consistent with the CGCNC Charter, the Company’s relatively limited operating history, size and current elements of executive compensation.

Our Board and the CGCNC believe that the compensation structure for our fiscal year ended December 31, 2017, as well as compensation policies and practices for the fiscal year ending December 31, 2017, constitute a well-balanced mix of base salary, short-term incentives and long-term incentives, and are designed to mitigate risk by:

•	ensuring that the Company retains its employees; and

•	aligning the interests of its employees with the short-term and long-term objectives of the Company and its shareholders.

Accordingly, our Board and the CGCNC have not, after consideration, identified any risk arising from our compensation policies and practices that is reasonably likely to have a material adverse effect on the Company.

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Performance Graph

The following graph and table compares the total cumulative shareholder return for the Common Shares with the cumulative returns of two TSX indices for the period commencing on June 25, 2015, the date on which the Company completed its initial public offering (the “IPO”), and ending December 31, 2017, assuming an initial investment in Common Shares of $100 on June 25, 2015.

	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2017
Common Shares	$41.5	$20.3	$66.5
S&P/TSX Small Cap Index Total Return	$84.2	$116.6	$119.8
S&P/TSX Composite Index Total Return	$88.8	$107.6	$117.3

The Common Shares commenced trading on the NASDAQ Capital Market on April 18, 2018.

Compensation of NEOs

Summary Compensation Table

The following table sets out information concerning the compensation earned by the NEOs during the years ended December 31, 2017, 2016, and 2015.

					Non-equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary	Share- based Awards(3)	Option- based Awards(4)	Annual incentive plans	Long-term incentive plans	All Other Compensation	Total Compensation
David Feller	2017	$360,000.00	$37,500.00	$271,050.16	$301,500.00	Nil	$1,484.64	$971,534.80
CEO	2016	$360,000.00	Nil	$58,942.18	$155,000.00	Nil	$1,536.75	$575,478.93
	2015	$343,846.09	Nil	$417,944.28	$252,450.00	Nil	$1,266.00	$1,015,506.37

Gregory Feller(1)	2017	$389,580.00	$37,500.00	$271,050.16	$315,000.00	Nil	$37,401.13	$1,050,531.29
President & CFO	2016	$399,880.50	Nil	$58,942.18	$155,000.00	Nil	$40,192.84	$654,015.52
	2015	$383,613.24	Nil	$358,240.00	$309,825.00	Nil	$39,967.01	$1,091,645.25

Lisa Skakun(2)	2017	$260,000.00	$28,125.00	$42,838.49	$110,000.00	Nil	$3,527.04	$444,490.53
CLAO	2016	$260,000.00	$14,156.25	$33,154.98	$50,225.00	Nil	$3,763.24	$361,299.47
	2015	$59,000.00	Nil	$90,578.05	$99,450.00	Nil	$713.75	$249,741.80

Thomas Groh(1)	2017	$311,664.00	Nil	$8,475.58	$50,000.00	Nil	$13,908.84	$384,048.42
VP, Data	2016	$319,904.40	$4,718.75	$11,051.66	$29,600.00	Nil	$14,419.40	$379,694.21
	2015	$268,529.27	$166,660.00	Nil	$78,732.00	Nil	$14,563.88	$528,485.15

Lynn Cook(2)	2017	$197,692.34	$28,400.00	$68,662.05	$60,000.00	Nil	$3,188.04	$357,942.43
VP, Finance	2016	$730.77	Nil	Nil	Nil	Nil	Nil	$730.77

Notes:

(1)	Gregory Feller and Thomas Groh are paid in US dollars (for 2017, these amounts were $300,000 and $240,000, respectively). The Canadian dollar equivalents expressed in the table above are based on the average US dollar to Canadian dollar exchange rate for posted by the Bank of Canada which was CAD$1.27871080 = US$1.00 for 2015, CAD$1.332935 = US$1.00 for 2016 and CAD $1.2986 = US$1.00 for 2017.
(2)	Lisa Skakun and Lynn Cook joined Mogo in October 2015 and December 2016, respectively.
(3)	Represents grants of (i) 16,666 made to Thomas Groh on June 25, 2015 assuming an award date fair value per RSU equal to $10.00, (ii) 9,375 to Lisa Skakun and 3,125 to Thomas Groh on September 12, 2016 assuming an award date fair value per RSU equal to $1.51, and (iii) 10,000 each to David Feller and Greg Feller, 7,500 to Lisa Skakun and 2,000 to Lynn Cook on August 18, 2017 assuming an award date fair value per RSU equal to $3.75.
(4)	The fair value of these stock options has been calculated at the time of grant using the Black-Scholes option pricing model, based on the following assumptions for 2017: risk-free interest rate of 1.24%; expected life of 5 years; weighted expected stock price volatility of 50% and expected dividend yield of Nil; and for 2016: risk-free interest rate of 0.62%; expected life of 5 years; weighted expected stock price volatility of 50% and expected dividend yield of Nil; and for 2015: risk-free interest rate of 0.88%; expected life of 5 years; weighted expected stock price volatility of 40% and expected dividend yield of Nil.

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Outstanding Share-based Awards and Option-based Awards

The following table sets out, for each of the NEOs, information concerning all option-based and share-based awards outstanding as of December 31, 2017.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In- the-Money Options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share- based awards not paid out or distributed ($)(3)
David Feller	66,667	2.10	Nov 15, 2021	280,001	10,000	63,000	-
	116,666	10.00	June 25, 2023
	100,000	1.78	Sept 12, 2024	452,000
	100,000	4.44	June 7, 2025	186,000
	50,000	4.21	Sept 27, 2025	104,500
Gregory Feller	66,667	2.10	Nov 15, 2021	280,001	10,000	63,000	-
	100,000	10.00	June 25, 2023
	100,000	1.78	Sept 12, 2024	452,000
	100,000	4.44	Jun 7, 2025	186,000
	50,000	4.21	Sept 27, 2025	104,500
Lisa Skakun	75,000	5.86	Oct 13, 2023	33,000	14,532	91,552	-
	56,250	1.78	Sept 12, 2024	254,250
	25,000	4.21	Sept 27, 2025	52,250
	66,667	2.10	Nov 15, 2021	280,001	10,677	67,265
Thomas Groh	18,750	1.78	Sept 12, 2024	84,750
	5,000	4.21	Sept 27, 2025	10,450
Lynn Cook	35,000	3.07	Feb 9, 2025	113,050	5,000	31,500

Notes:

(1)	The value of unexercised in-the-money options is calculated based on the difference between the strike price of the option and the closing market price of the Common Shares on December 29, 2017, being $6.30 per share.
(2)	The market or payout value of share-based awards that have not vested is calculated based on the closing market price of the Common Shares on December 29, 2017, being $6.30 per share. The method of settlement of these share-based awards is in Common Shares.
(3)	The market or payout value of share-based awards that have vested and not distributed is calculated based on the closing market price of the Common Shares on December 29, 2016, being $6.30 per share. The method of settlement of these share-based awards is in Common Shares.

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Value Vested or Earned During the Year

The following table sets out, for each of the NEOs, a summary of the value of option-based and share-based awards vested or of non-equity plan incentive compensation during the fiscal year ended December 31, 2017.

Name	Option-based awards – Value vested during the year ended December 31, 2017 (1)	Share-based awards – Value vested during the year ended December 31, 2017 (2)	Non-equity inventive plan compensation – Value earned during the year ended December 31, 2017
David Feller	$123,482.23	-	$301,500.00
Gregory Feller	$123,482.23	-	$315,000.00
Lisa Skakun	$45,356.77	$8,554.69	$110,000.00
Thomas Groh	$52,918.08	$20,140.46	$50,000.00
Lynn Cook	$12,789.58	-	$60,000.00

Notes:

(1)	The value of the vested option-based awards is calculated based on the difference between the closing market price of the Common Shares on the vesting date and the exercise price of the vested option.
(2)	The value of the vested share-based awards is calculated based on the closing market price of the Common Shares on the date the Common Shares vested. The amounts represent the number of vested share-based awards multiplied by the market price of the Common Shares on the vesting date.

Employment Agreements and Termination and Change of Control Benefits

Each of the NEOs has entered into an employment agreement with the Company. Those employment agreements include provisions regarding base salary, annual bonuses, eligibility for benefits, confidentiality and ownership of intellectual property, among other things. Certain of the employment agreements contain termination and change of control benefits. Upon termination of employment without cause or by the NEO for good reason, Mr. David Feller and Mr. Gregory Feller are entitled to twenty-four months’ notice or pay in lieu of notice calculated on base salary. Ms. Lisa Skakun is entitled to six months’ notice or pay in lieu of notice calculated on base salary if terminated prior to her first anniversary date and an additional one month’s pay for each additional year or partial year of completed service, up to a maximum of twenty-four months. Ms. Lynn Cook is entitled to three months’ notice or pay in lieu of notice calculated on base salary if terminated prior to her first anniversary date and an additional one month’s pay for each additional year or partial year of completed service, up to a maximum of twelve months. Pursuant to the terms of his respective employment agreement, upon termination of employment without cause or following a change of control, Mr. Thomas Groh is not entitled to any severance amount as his employment agreement is aligned with California’s “at-will employment” legislation.

In addition, Ms. Lisa Skakun’s employment agreement contains a change of control provision entitling her to base severance and an additional twelve months of severance, should good reason arise within twelve months of the change of control. Ms. Lynn Cook’s employment agreement contains a change of control provision entitling her to an additional six months of severance, should good reason arise within twelve months of the change of control within her first year of employment and twelve months of severance should good reason arise after that, for the duration of her employment with Mogo.

Messrs. Feller, Ms. Skakun and Ms. Cook’s employment agreements also provide for continued benefit coverage for the duration of the notice period and Messrs. Feller and Ms. Skakun’s employment agreements provide for option vesting for the duration of the notice period and payment in respect of eligible bonuses.

The following table details the payments that each NEO would have been eligible to receive under the terms of their employment agreement upon an involuntary termination without cause, termination by the NEO for good reason or a termination following a change of control, as applicable, if such termination occurred on December 31, 2017:

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Name	Involuntary Termination Without Cause or Termination by NEO for Good Reason	Termination Following Change of Control
David Feller(1)	$1,382,869.28	Nil
Gregory Feller(1)	$1,628,612.27	Nil
Lisa Skakun(2)	$250,522.19	$514,049.24
Thomas Groh	Nil	Nil
Lynn Cook(3)	$67,729.35	$203,188.04

Notes:

(1)	The severance calculation for David Feller and Gregory Feller includes 24 months of their base salaries and an average of 2015/2016 bonus amounts.
(2)	The severance calculation for Lisa Skakun includes 8 months of her base salary and an average of her 2015/2016 bonus amounts. The change of control calculation for Lisa Skakun includes her regular severance and an additional twelve months of her base salary.
(3)	The severance calculation for Lynn Cook includes 4 months of her base salary. The change of control calculation for Lynn Cook includes twelve months of her base salary.

Director Compensation

The directors’ compensation program is designed to attract and retain qualified individuals to serve on the Board. As non-executive directors, Messrs. Patterson, Varshney, Liston, and Mohamed are paid an annual retainer fee of $24,000 plus $500 per formal Board or committee meeting they attend. Each such director who serves as chair of a committee receives an additional $10,000. In addition, the Lead Director is paid a monthly fee of $3,000. All directors are entitled to reimbursement for expenses incurred by them in their capacity as directors.

Director Compensation Table

The following table provides information regarding compensation paid to the Company’s non-employee directors during the financial year ended December 31, 2017.

Name	Fees earned	Option-based Awards(1)	All Other Compensation	Total Compensation
Minhas Mohamed	$43,496.00	$25,700.27	Nil	$69,196.27
Ron Patterson	$33,000.00	$25,700.27	$36,000.00	$94,700.27
Praveen Varshney	$35,165.00	$25,700.27	Nil	$60,865.27
Tom Liston	$38,831.00	$25,700.27	$10,000.00	$74,531.27

Note:

(1)	The fair value of these stock options has been calculated at time of issue using the Black Scholes option pricing model, based on the following assumptions for 2017: risk free interest rate of 1.39%; expected life of 5 years; weighted expected stock price volatility of 50% and expected dividend yield of Nil.

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Outstanding Share-based Awards and Option-based Awards

The following table sets out, for each of the non-employee directors, information concerning all option-based awards outstanding as of December 31, 2017.

	Option-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In- the-Money Options ($)(1)
Minhas Mohamed	16,667	2.10	Feb 21, 2022	70,001
	8,333	9.15	Mar 10, 2023	-
	30,000	1.78	Sept 12,2024	135,600
	20,000	1.89	Nov 14, 2017	88,200
	15,000	4.21	Sept 27, 2017	31,350
Ron Patterson	16,667	2.10	Feb 21, 2022	70,001
	8,333	9.15	Mar 10, 2023	-
	8,333	10.00	May 14, 2023	-
	30,000	1.78	Sept 12,2024	135,600
	20,000	1.89	Nov 14, 2017	88,200
	15,000	4.21	Sept 27, 2017	31,350
Praveen Varshney	16,667	2.10	Feb 21, 2022	70,001
	30,000	1.78	Sept 12, 2024	135,600
	20,000	1.89	Nov 14, 2024	88,200
	15,000	4.21	Sept 27, 2017	31,350
Tom Liston	60,000	1.89	Nov 14, 2024	264,600
	15,000	4.21	Sept 27, 2017	31,350

Note:

(1)	The value of unexercised in-the-money options is calculated based on the difference between the strike price of the option and the closing market price of the Common Shares on December 29, 2017, being $6.30 per share.

Value Vested or Earned During the Year

The following table sets out, for each of the non-employee directors, a summary of the value of option-based awards vested during the fiscal year ended December 31, 2017.

Name	Option-based awards – Value vested during the year ended December 31, 2017 ($)(1)
Minhas Mohamed	$36,664.61
Ron Patterson	$36,664.61
Praveen Varshney	$43,858.18
Tom Liston	$43,181.25

Note:

(1)	The value of the vested option-based awards is calculated based on the difference between the closing market price of the Common Shares on the vesting date and the exercise price of the vested option.

Indemnification and Insurance

The Company maintains director and officer liability insurance and errors and omissions insurance. In addition, the Company has entered into indemnification agreements with each of its directors. The indemnification agreements require that the Company indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to the Company as directors and officers, provided that the indemnitees acted honestly and in good faith and in a manner the indemnitees reasonably believed to be in or not opposed to the Company’s best interests and, with respect to criminal and administrative actions or proceedings that are enforced by monetary penalty, the indemnitees had no reasonable grounds to believe that his or her conduct was unlawful. The indemnification agreements also provide for the advancement of defense expenses to the indemnitees by the Company.

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INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There was no indebtedness owed to the Company during the fiscal year ended December 31, 2017 by any individual who was a director, executive officer and senior officer of the Company (and any associate of the foregoing), except that Mr. David Feller borrowed $35,000 Liquid Money at 5.9% on Oct 20th, 2015 to test the customer experience and as of December 31, 2017, his loan principal outstanding was $24,500. The loan to Mr. David Feller is considered consumer credit that is made in the ordinary course of the Company’s consumer credit business, is of a type that is generally made available by the Company to the public, and was made by the Company on market terms that are no more favorable than those offered by the Company to the general public for such extensions of credit.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There are no interests of any directors, officers or holders of over 10% of the Common Shares, or any directors or officers of any holders of over 10% of the Common Shares or any affiliates or associates of any of the foregoing, in any transactions of the Company since the commencement of Company’s most recently completed financial year or in any proposed transaction that have materially affected or that would materially affect the Company or any of its subsidiaries.

CORPORATE GOVERNANCE

Board of Directors

Overview

Our articles provide that the number of directors is determined by the Board from time to time, subject to a minimum of three (3) directors. The number of directors is currently set at six (6). If the number of directors has not been determined by the Board, it will be equal to the number of directors holding office immediately following the most recent election or appointment of directors. The articles also provide the Board with the power to appoint one or more additional directors, provided that the total number of directors so appointed may not exceed one-third of the then-current number of directors.

Our Board is responsible for supervising the management of our business and affairs. Our Board has adopted a formal mandate setting out its stewardship responsibilities, including its responsibilities for the appointment of management, management of our Board, strategic and business planning, monitoring of financial performance, financial reporting, risk management, and oversight of our policies and procedures, communications and reporting and compliance. A copy of the mandate of our Board is attached as Appendix A to this Circular.

Our Board is currently composed of six directors: David Feller, Gregory Feller, Praveen Varshney, Matthew Bosrock, Minhas Mohamed, and Tom Liston.

Our Board has established an Audit Committee and the CGCNC, and has approved charters for each of these committees, which are described below. Our Board has delegated to the applicable committee those duties and responsibilities set out in each committee’s charter. The mandate of our Board, as well as the charters of the various Board committees, set out in writing the responsibilities of our Board and the Committees for supervising the CEO.

Independence

The Board is composed of six directors, four of whom are independent under applicable Canadian and U.S. standards. Under National Instrument 52-110 — Audit Committees (“NI 52-110”), an independent director is one who is free from any direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with a director’s exercise of independent judgment. Under the rules of the NASDAQ Stock Market LLC, an independent director is someone other than an executive officer or employee of the Company or any other individual having a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has determined that David Feller and Gregory Feller, executive officers of Mogo, are not considered independent under the foregoing standards. Each of Minhas Mohamed, Praveen Varshney, Matthew Bosrock and Tom Liston is considered independent under the foregoing standards. Prior to his resignation, Ron Patterson was the Lead Director. The Company is currently assessing which independent director will replace him in this role. The Lead Director’s role is to facilitate discussions among the Company’s independent directors and facilitate communication between the independent directors and the Company’s management. David Feller serves as the Board Chair and chairs all Board meetings and, if and when necessary, acts as a spokesperson on behalf of the Board in dealing with the press and members of the public. The responsibilities and duties of the Board Chair and Lead Director are described in detail in respective position descriptions developed by the Board.

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Our Board delegates a number of responsibilities to the Audit Committee and the CGCNC. Both Committees are comprised solely of independent directors under applicable Canadian and U.S. standards. In addition, where potential conflicts arise during a director’s tenure on the Board, such conflicts are expected to be immediately disclosed to the Board.

We have taken steps to ensure that adequate structures and processes are in place to permit our Board to function independently of our management. Our Board holds regularly scheduled meetings as well as ad hoc meetings from time to time. In the course of meetings of the Board or committees of the Board, the independent directors hold in camera sessions at which neither non-independent directors nor officers of the Company are in attendance.

Our Board has also approved written position descriptions for the chair of each of our Board’s committees and our CEO.

Other Directorships

The following directors of Mogo are also directors of other reporting issuers (or the equivalent) in Canada or a foreign jurisdiction:

Name of Director	Name of Reporting Issuer and Exchange
Praveen Varshney(1)	AAJ Capital 1 Corp., TSX Venture Exchange
Bayswater Uranium Corp., TSX Venture Exchange
BetterU Education Corp., TSX Venture Exchange
Bluerock Ventures Corp., NEX
ZincX Resources Corp., TSX Venture Exchange
E3 Metals Crop., TSX Ventures Exchange
Good Life Networks Inc., TSX Venture Exchange
BlissCo Cannabis Corp., CSE
Cryptanite Blockchain Technologies Corp., CSE

Tom Liston	Wellness Lifestyles Inc., TSX Venture Exchange

Note:

(1)	We do not consider Mr. Varshney to be over-boarded given his near perfect meeting attendance record at Mogo and the value of his contributions to Mogo, as assessed by the CGCNC.

Meeting Attendance

In 2017, the Board held 11 meetings, with 100% attendance by all directors with the exception of Mr. Varshney, who missed one meeting. The Audit Committee held 4 meetings and the CGCNC held 5 meetings, with 100% attendance by all committee members.

Orientation and Continuing Education

Our CEO and CGCNC are responsible for providing new directors with an orientation program to explain, among other things, our business, our financial situation, our strategic planning, and our approach to corporate governance. New directors are given the opportunity to become familiar with the Company by meeting with other directors as well as officers and employees of the Company and all directors are allowed access to management personnel to discuss matters of interest. All new directors are provided with copies of our written charters and corporate policies. Our CEO is responsible for generating continuing education opportunities that are relevant to their role as directors. Management periodically makes presentations to the directors on various topics, trends and issues related to our activities during meetings of our Board or its committees, which are intended to help the directors constantly improve their knowledge about the Company and our business. In addition, our directors maintain the skill and knowledge necessary to fulfill their obligations from a variety of outside advisors as new issues or opportunities arise, including with respect to corporate governance matters.

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Code of Conduct

Our Board has adopted a written Code of Business Conduct and Ethics (the “Code”) that applies to directors, officers, advisors, and employees. The objective of the Code is to provide guidelines for enhancing our reputation for honesty, integrity, loyalty, and the faithful performance of undertakings and obligations. The Code addresses conflicts of interest, respectful workplace expectations (including the topics of harassment, bullying and discrimination), use of company assets, inventions, use of Company email and internet services, disclosure, corporate opportunities, confidentiality, fair dealing, and compliance with laws. As part of our Code, any person subject to the Code is required to avoid any activity, interest (financial or otherwise) or relationship that would create or appear to create a conflict of interest.

Our directors are responsible for monitoring compliance with the Code, for regularly assessing its adequacy, for interpreting the Code in any particular situation, and for approving changes to the Code from time to time.

Directors, executive officers and employees are required by applicable law and our corporate governance practices and policies to promptly disclose any potential conflict of interest that may arise. If a director or executive officer has a material interest in an agreement or transaction, applicable law and principles of sound corporate governance require them to declare the interest in writing and where required by applicable law, to abstain from voting with respect to such agreement or transaction.

A copy of the Code may be obtained by contacting us and is available for review at http://investors.mogo.ca by clicking on the link entitled Company, followed by Corporate Governance.

We have also adopted an Insider Trading Policy, a Confidentiality and Disclosure Policy, and a Whistleblower Policy, which complement the obligations of our directors, officers and employees under the Code.

Under our Insider Trading Policy, our directors, officers and employees are prohibited from engaging in the following transactions with respect to our securities of the Corporation: (a) selling short; or (b) trading in call or put options.

Board Committees

Audit Committee

The Company’s Audit Committee consists of three directors, all of whom are independent under applicable Canadian and U.S. standards. They are also all financially literate in accordance with NI 52- 110 and with the rules of The NASDAQ Stock Market LLC. The members of the Audit Committee are Minhas Mohamed (Chair), Praveen Varshney and Tom Liston.

For the purposes of NI 52-110, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements. For the purposes of the rules of The NASDAQ Stock Market LLC, a member of the Audit Committee must be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement. All members of the Audit Committee have experience reviewing financial statements and dealing with related accounting and auditing issues. The education and experience of each member of the Audit Committee relevant to the performance of his duties as a member of the Audit Committee can be found under the heading “Business of the Meeting – Election of Directors”.

Our Board has adopted a written charter for the Audit Committee. The mandate of the Audit Committee is to assist our Board in fulfilling its financial oversight obligations, including the responsibility: (1) to identify and monitor the management of the principal risks that could impact the financial reporting of the Company, (2) to monitor the integrity of our financial reporting process and our internal accounting controls regarding financial reporting and accounting compliance; (3) to oversee the work, independence, objectivity, and performance of our external auditor; (4) to review with financial management and the external auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public; and (5) to provide an open avenue of communication between the external auditors, our Board and our management.

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A copy of the charter of the Audit Committee is attached as Appendix A to the AIF.

Corporate Governance, Compensation and Nominating Committee

The Board has appointed the CGCNC comprising of three independent directors under applicable Canadian and U.S. standards. The members of the CGCNC are Tom Liston (Chair), Matthew Bosrock and Minhas Mohamed. Our Board has determined that the composition of the CGCNC is appropriate, given that all of the members are independent.

Pursuant to the charter of the CGCNC, its mandate is to assist our directors in carrying out the Board’s oversight responsibility for (i) overseeing our human resources and compensation policies and processes, (ii) demonstrating to our shareholders that the compensation of the directors who are also our employees is recommended by directors who have no personal interest in the outcome of decisions of the CGCNC and who will have due regard to the interests of all of our shareholders, (iii) ensuring that our strategic direction is reviewed annually, and (iv) ensuring that the Board and each of its committees carry out their respective functions in accordance with an appropriate process.

The primary responsibilities of the CGCNC with respect to compensation are to make recommendations to our Board in respect of: (1) compensation policies and guidelines; (2) management incentive and perquisite plans and any non-standard remuneration plans; (3) senior management, executive and officer compensation; and (4) Board compensation matters. In carrying out these responsibilities, the CGCNC (1) annually reviews and approves the corporate goals and objectives for the CEO and evaluates the CEO’s performance in light of those corporate goals and objectives with respect to the CEO’s compensation level; (2) annually assesses and makes a recommendation to the Board with regard to the competitiveness and appropriateness of the compensation package, including regular, incentive and equity-based compensation, of the CEO, all other officers of Mogo and such other key employees of Mogo as may be identified by the CEO and approved by the Committee (the “Designated Employees”); (3) annually prepares or reviews the report on executive compensation and compensation discussion and analysis required to be disclosed in Mogo’s information circular or any other compensation matter required to be publicly disclosed by Mogo; (4) periodically reviews the compensation philosophy statement of Mogo and makes recommendations for changes to the Board as considered appropriate; (5) annually reviews and recommends the aggregate bonus pools to be made available under Mogo’s incentive compensation plans for employees and officers; (6) when requested by the CEO, reviews and makes recommendations to the Board regarding short term incentive or reward plans and, to the extent delegated by the Board, approves awards to eligible participants; and (7) reviews and makes recommendations to the Board regarding the structure and implementation of incentive stock option plans including the grant ranges by position level, restricted share unit plans, performance share unit plans, or any other long term incentive plans. More information on the process by which compensation for our directors and officers is determined as set forth under the headings “Compensation of Named Executive Officers” and “Director Compensation”.

In addition, the CGCNC is responsible for overseeing and assessing the functioning of the Board, its committees and individual directors, and for the development, recommendation to the Board, implementation and assessment of effective corporate governance principles.

Identifying New Candidates for our Board

The Board has delegated to the CGCNC the responsibility for developing and recommending to the Board criteria that are deemed necessary for prospective director candidates. The CGCNC is responsible for identifying candidates for directorship and recommending that the Board select qualified director candidates for election to the Board. To determine the criteria for director selection, the CGCNC maintains a Competency Matrix which is reviewed and updated annually. The Competency Matrix along with annual director evaluations allow the CGCNC to consider what competencies and skills our Board of Directors should possess and potential candidates are assessed against this criteria with attention to characteristics that would complement the existing Board. Further details about the process by which the Board identifies new candidates for board nomination are set out in the CGCNC Charter and the Company’s Diversity Policy.

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Majority Voting Policy

The Company has adopted a majority voting policy in director elections that will apply at any meeting of our shareholders where an uncontested election of directors is held. Pursuant to this policy, if the number of proxy votes withheld for a particular director nominee is greater than the votes for such director, the director nominee will be required to submit his or her resignation as a director to the Chair of the Board immediately following the applicable shareholders’ meeting. Following receipt of the resignation, the CGCNC will consider whether or not to accept the offer of resignation and make a recommendation to the Board. The CGCNC is required to recommend that the Board accept the resignation absent exceptional circumstances. Within 90 days following the applicable shareholders’ meeting, the Board will publicly disclose in a news release their decision to accept or reject the applicable director’s resignation, including the reasons for rejecting the resignation, if applicable. The Board is required to accept the resignation absent exceptional circumstances. A director who tenders his or her resignation pursuant to this policy will not be permitted to participate in any meeting of the Board or the CGCNC at which the resignation is considered. A copy of the majority voting policy is available for review at http://investors.mogo.ca by clicking on the link entitled Company, followed by Corporate Governance.

Assessments

As described above, the CGCNC is responsible for overseeing and assessing the functioning of the Board and the committees of the Board. The CGCNC must annually review, evaluate and make recommendations to the Board with regard to the size, composition and role of the Board and its committees (including the type of committees to be established) and the methods and processes by which the Board, committees and individual directors fulfill their duties and responsibilities, including the methods and processes for evaluating Board, committee and individual director effectiveness.

Term Limits

The Company has not adopted term limits for directors of the Company. The Board believes that the need to have experienced directors who are familiar with the business of the Company must be balanced with the need for renewal, fresh perspectives and a healthy skepticism when assessing management and its recommendations. In addition, as mentioned above, the Board undertakes an assessment process that evaluates its effectiveness.

While term limits can help ensure the Board gains fresh perspective, imposing this restriction means the Board would lose the contributions of longer serving directors who have developed a deeper knowledge and understanding of the Company over time. The Board believes that term limits have the disadvantage of losing the contribution of directors who have been able to develop, over a period of time, increasing insight into the Company and its operations and thereby provide an increasing contribution to the Board as a whole. There is also little empirical evidence that a director's ability to act independently of management declines after any specific period of service.

Diversity

The Company recognizes and embraces the benefits of having diversity on the Board and in our senior management. As at December 31, 2017, the Company employed women at all levels of senior management, one of whom was an executive officer, representing 25% of the Company's executive officers. In addition, the sole executive officer of the Company's major subsidiary (as that term is defined in National Instrument 55-104 - Insider Reporting Requirements and Reporting Exemptions) is a woman, representing 100% of the executive officers of the Company's major subsidiary. There are currently no women on the Board.

The Company has adopted a Diversity Policy, which recognizes that it is important to ensure that members of the Board and our senior management provide the necessary range of perspectives, experience and expertise required to achieve our objectives and deliver value for our stakeholders. The Diversity Policy is not limited to the identification and nomination of women directors to the Board but requires that the Board generally considers diversity of race, ethnicity, gender, age, and cultural background in evaluating candidates for Board membership. The Company also recognizes that the Board and its senior management appointments must be based on performance, ability, merit, and potential. Therefore, the Company ensures a merit based competitive process for appointments. The Company’s commitment to diversity includes ensuring that diversity is fully considered by the CGCNC in identifying, evaluating and recommending appointees/nominees to the Board.

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With respect to Board composition and executive officer appointments, on an annual basis, the CGCNC (i) assesses the effectiveness of the Board and executive officer appointment/nomination processes at achieving the Company’s diversity objectives; and (ii) considers and, if determined advisable, recommends to the Board for adoption, measurable objectives for achieving diversity on the Board and the executive management team.

The Company has not adopted targets regarding the representation of women on the Board or in executive officer positions. The Company does not believe that any director nominee or candidate for an executive officer position should be chosen nor excluded solely or largely because of gender. Rather, directors and executive officers are recruited based on their ability and contributions. Moreover, in selecting a director nominee or a candidate for an executive officer position, the Company considers the skills, expertise and background that would complement the existing board or management team, as applicable.

BUSINESS OF THE MEETING

Election of Directors

The Board presently consists of six directors, namely David Feller, Gregory Feller, Praveen Varshney, Matthew Bosrock, Minhas Mohamed and Tom Liston, each of which is proposed as nominee for election as director of the Company to hold office until the next annual meeting of Shareholders or until their successor is duly elected or appointed. An affirmative vote of a majority of the votes cast at the Meeting is sufficient for the election of directors.

Unless authority has been withheld, the Common Shares represented by proxies in favour of management nominees will be voted FOR the election of the proposed nominees. If for any reason, any of the proposed nominees does not stand for election or is unable to serve as such, proxies in favour of management nominees will be voted for another nominee at their discretion unless authority has been withheld in the proxy.

Name and Province or State and Country or Residence	Position with the Company	Director Since	Principal Occupation	Number of Common Shares Beneficially Owned, Controlled or Directed
David Feller British Columbia, Canada	Chair, Director, CEO	August 26, 2003 — March 20, 2006 April 12, 2013	CEO of Mogo	2,024,892	(5)

Gregory Feller New York, United States	Director, President & CFO	April 10, 2015	President & CFO of Mogo	1,403,594	(6)

Minhas Mohamed(1)(2)(3) Ontario, Canada	Director	April 10, 2015	President, Chief Executive Officer and Co-Founder of MMV Financial Inc.	60,736

Praveen Varshney(1) British Columbia, Canada	Director	April 12, 2013	Director at Varshney Capital Corp.	145,826	(7)

Tom Liston(1)(2)(4) Ontario, Canada	Director	October 27, 2016	Managing Partner at Difference Capital	33,500	(8)

Matthew Bosrock(2) New Jersey, United States	Director	May 2, 2018	Former Executive Managing Director, Global Head of Developing Markets at S&P Global Ratings	Nil

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the CGCNC.
(3)	Chair of the Audit Committee.

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(4)	Chair of the CGCNC.
(5)	Includes 257,756 Common Shares owned directly or indirectly by David Feller’s spouse (including her holdings in Bluestone Partners Inc.)
(6)	Includes 354,880 Common Shares owned directly or indirectly by Gregory Feller’s spouse and 307,511 Common Shares owned directly or indirectly by a grantor retained annuity trust of which Mr. Feller is trustee.
(7)	Includes 19,000 Common Shares held by Mr. Varshney’s RRSP.
(8)	Includes 4,000 Common Shares held by Mr. Liston’s RRSP.

Biographies

David Feller, CEO, Board Chair and Director

David Feller founded Mogo in 2003 and currently serves as the Company’s Chief Executive Officer and Chair of our Board of Directors. Mr. Feller has grown Mogo into Canada's leading digital financial platform with over 500,000 members, annual revenues exceeding $49 million and more than 200 team members. During that time, he led the Company through equity and debt financings totaling more than $380 million including 2 rounds of private equity financings, securing 2 credit facilities with a leading global investment firm and the Company's IPO on the Toronto Stock Exchange. Mr. Feller is passionate about using technology and design to deliver innovative digital solutions that help consumers improve their financial health. He is a former member of the Young Entrepreneurs Organization (YEO) of Canada and is a graduate of the University of Western Ontario with a Bachelor of Arts degree.

Gregory Feller, President, CFO and Director

Gregory Feller is a co-founder of Mogo and has served as the Company’s Chief Financial Officer since August 2011, and has served as a member of our Board of Directors and President of the Company since April 2015. Prior to his appointment, Mr. Feller was a Managing Director and Co-Head of the Technology Investment Banking Group at Citadel Securities, a financial services group. From 2008 to 2010, Mr. Feller was a Managing Director at UBS Investment Bank, a global financial institution. Prior to joining UBS, Mr. Feller was a Managing Director with Lehman Brothers from 2001 to 2008 and a Vice President at Goldman Sachs & Co. from 1998 to 2000. Mr. Feller has a Bachelor of Administrative and Commercial Studies from the University of Western Ontario and a Masters of Management from the Kellogg School of Management at Northwestern University, where he graduated Beta Gamma Sigma.

Minhas Mohamed, Director

Minhas Mohamed is President, Chief Executive Officer and Co-Founder of MMV Financial Inc. which is a specialty finance company providing debt financing to emerging technology and life sciences companies across North America. Mr. Mohamed was also the founder and Managing Partner of MM Venture Partners (predecessor firm). Since its inception in 1998, MMV and the predecessor firm have invested over US$400 million in 200+ companies across North America. Mr. Mohamed has overall management and strategic responsibility for MMV Financial. He has over 25 years of experience in the financing of technology and emerging growth companies, both in Canada and internationally. Prior to founding MM Venture Partners in August 1998, Mr. Mohamed spent 10 years as a senior partner and shareholder with Quorum Funding Corporation, one of Canada’s leading technology-focused venture capital funds. Prior to Quorum, he spent several years at the venture capital subsidiary of Schroders PLC, and was also with Ernst & Young where he obtained his CA designation. He has been a director of many public companies, including Promis Systems and Quorum Funding and for 11 years an independent trustee of InnVest REIT. Mr. Mohamed is a founding member and former Chairman of the Toronto Venture Group. Mr. Mohamed is a graduate of the University of Western Ontario and is a Chartered Accountant and a Chartered Financial Analyst.

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Praveen Varshney, Director

Praveen Varshney is a University of British Columbia Commerce graduate who subsequently obtained his CPA, CA designation at KPMG and is now a FCPA, FCA. He is a Director of Vancouver-based Varshney Capital Corp., a family-owned venture capital, merchant banking and corporate advisory services firm. Varshney Capital invests in a wide variety of industries such as resource, real estate, technology, and sustainability/social impact. Current or past projects include Mountain Province Diamonds Inc., part owner of the world's largest new diamond mine; ZincX Resources Corp., a significant zinc deposit being developed in BC; BetterU Education Corp., an educational technology company focused on India; and Carmanah Technologies Corporation, one of Canada’s largest solar companies. He is a long-time member and past President of the Vancouver chapter of The Entrepreneurs’ Organization and a founding director of the Vancouver chapter of The IndUS Entrepreneurs (TiE). Mr. Varshney was also on the Sauder School of Business Faculty Advisory Board for 12 years, University of British Columbia former President Stephen Toope’s Strategic Advisory Council, a former Director of The Vancouver Board of Trade, and a past recipient of Business in Vancouver’s 40 Under 40 Awards. He is also a director of the Varshney Family Charitable Foundation, a Vancouver Police Foundation Trustee, a BC Social Venture Partner and on the advisory board of several charities such as Room to Read, OneProsper.org and Instruments Beyond Borders.

Tom Liston, Director

Tom Liston is currently Managing Partner at Difference Capital Financial, which provides debt and equity growth capital mainly to late-stage private companies with a focus on technology, media and healthcare. Previously, Mr. Liston was a top-ranked research analyst covering the technology sector. His research career began at Yorkton Securities in 1999 as a Research Analyst covering Software and IT Services companies. In early 2003, he joined Versant Partners in the same role and was promoted to Director of Research. Versant Partners was acquired by Cantor Fitzgerald in 2012, following which Mr. Liston served as Director of Canadian Research at Cantor Fitzgerald while maintaining his coverage of the technology sector. Mr. Liston was consistently ranked among the top technology analysts in several surveys, including: StarMine, Brendan Wood, Greenwich Associates and Reuters. Mr. Liston is a CFA charterholder, and he completed a Bachelor of Business Administration degree in Finance from the University of New Brunswick and a Master of Arts in Economics and Finance from Queen’s University. In 2017, Mr. Liston was awarded the UNB Business Administration Certificate of Achievement, awarded once a year to alumni who are making an impact in their fields.

Matthew Bosrock, Director

Matthew Bosrock is a seasoned global executive with broad and deep experience in the financial services and financial information technology industries, serving large, complex multinationals and smaller firms – both public and private. Mr. Bosrock was most recently at S&P Global Ratings, where he served as Executive Managing Director, Global Head of Developing Markets. Mr. Bosrock was also a member of the S&P Global Ratings Executive Committee. Previously, he spent 19 years in senior positions at HSBC in several regions, including Deputy CEO and COO of HSBC Bank Canada. In addition to having extensive board experience, Mr. Bosrock has technical expertise in all areas of financial services with specialized knowledge in leading transformational change - transactions, reorganizations, and process improvement, including marketing, innovation and talent development. He has an MBA from Duke University and a BA from Boston College.

Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no proposed director is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company.

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To the knowledge of the Company, no proposed director:

(a)	is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)	has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets;

(c)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditor

It is proposed that MNP LLP, Chartered Accountants, which firm has been auditor of the Company since 2009, be nominated as auditor of the Company to hold office until the next annual meeting of Shareholders. An affirmative vote of a majority of the votes cast at the Meeting is sufficient for the appointment of the auditor.

Unless authority has been withheld, the Common Shares represented by proxies in favour of management nominees will be voted FOR the appointment of MNP LLP, Chartered Accountants, as auditor of the Company, and to authorize the directors to fix its remuneration.

Amendment to Stock Option Plan

The Stock Option Plan, which is summarized under "Statement of Executive Compensation – Compensation Discussion and Analysis – Stock Option Plan", was initially established in 2013 and subsequently amended as part of our initial public offering in 2015. At our annual meeting in 2016, we amended the plan from a “fixed” to a “rolling” plan, and at a special meeting in September 2017, we amended the plan again to take into account the $15,000,000 aggregate principal amount of 10% secured convertible debentures (the “Debentures”) issued by the Company in May 2017. Pursuant to their terms, the Debentures are convertible into 3,000,000 Common Shares at a conversion price of $5.00 per share. Had the Company issued Common Shares instead of the Debentures, it would have automatically received additional room to grant options under the Stock Option Plan. The Company chose, for sound business reasons, to raise additional capital for the growth of the business of the Company in the form of the Debentures rather than Common Shares. Accordingly, the Company sought and received from its shareholders approval to amend the Stock Option Plan to provide the Company with the equivalent room to grant options under the Stock Option Plan as it would have received had it chosen to finance the Company through the issuance of Common Shares rather than through the issuance of the Debentures. As a result of such amendment, the maximum number of Common Shares reserved for issuance under the Stock Option Plan cannot exceed the greater of (i) 15% of the issued and outstanding Common Shares of the Corporation as at the date of grant (on a non-diluted basis) and (ii) 3,200,000.

In light of the completion of a $26.25 million equity financing in December 2017, as well as the issuances of Common Shares on conversion of outstanding Debentures and options and vesting of outstanding RSUs, as of the Record Date, the 3,200,000 represents approximately 14.11% of the issued and outstanding Common Shares. Accordingly, the Company is no longer receiving credit for the outstanding Debentures and is asking shareholders to approve an amendment to the Stock Option Plan to increase the number from 3,200,000 to 3,800,000 to continue to receive such credit.

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The amendment being proposed is to Section 3(b) of the Stock Option Plan, as follows (emphasis added):

"The aggregate number of Shares reserved for issuance under the Plan shall not exceed the greater of (i) 15% of the issued and outstanding Common Shares of the Corporation as at the date of grant (on a non-diluted basis) and (ii) ~~3,200,000~~ 3,800,000. Any issuance of Shares from treasury pursuant to the exercise of Options shall automatically replenish the number of Shares available for Option grants under the Plan. No Option may be granted if such grant would have the effect of causing the total number of Shares subject to Options to exceed the above-noted total percentage of Shares reserved for issuance pursuant to the exercise of Options."

The 3,800,000 figure referred to in the proposed amendment represents approximately 15.04% of the issued and outstanding Common Shares as of the Record Date and reflects the $12,912,100 aggregate principal amount of Debentures outstanding as of the Record Date based on a conversion price of $5.00 per Common Share.

Stock options are a key part of Mogo's long-term incentive compensation program and allow the Company to attract, retain and motivate directors, officers, employees and consultants. However, the current option pool is not sufficient to allow the Company to continue granting options. The Board of Directors and management are focused on building the leading financial team in Canada and believe that this amendment fairly takes into account the Common Shares issuable under the Debentures in order to expand the option pool and enable them to continue to align the team with shareholders while minimizing cash compensation.

At the Meeting, the Shareholders will be asked to approve by ordinary resolution the amendment to the Stock Option Plan. A simple majority of the votes cast at the Meeting in person or by proxy is required in order to pass the resolution. The text of the proposed resolution to approve the amendment to the Stock Option Plan is as follows:

"RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

(1) Section 3.(b) of the Mogo Finance Technology Inc. Stock Option Plan be amended and restated as follows:

"3.(b) The aggregate number of Shares reserved for issuance under the Plan shall not exceed the greater of (i) 15% of the issued and outstanding Common Shares of the Corporation as at the date of grant (on a non-diluted basis) and (ii) 3,800,000. Any issuance of Shares from treasury pursuant to the exercise of Options shall automatically replenish the number of Shares available for Option grants under the Plan. No Option may be granted if such grant would have the effect of causing the total number of Shares subject to Options to exceed the above-noted total percentage of Shares reserved for issuance pursuant to the exercise of Options."

(2) Any one director or officer of the Corporation be and is hereby authorized and directed to execute and deliver under the seal of the Company or otherwise, all such documents and to do all such other acts or things as such director or officer may determine to be necessary or advisable in connection with such amendment, the execution of any such document or the doing of any such other act or thing by any director or officer of the Company being conclusive evidence of such determination.”

Unless authority has been withheld, the Common Shares represented by proxies in favour of management nominees will be voted FOR the Stock Option Plan amendment resolution.

Amendment to RSU Plan

The RSU Plan, which is summarized under "Statement of Executive Compensation – Compensation Discussion and Analysis – RSU Plan", was initially established in connection with our initial public offering in 2015. RSUs are a key part of Mogo's long-term incentive compensation program and allow the Company to promote a greater alignment of interests between our directors, officers, employees, and shareholders. In particular, the RSU Plan ties the compensation of our executive team and senior management to the creation of shareholder value. When determining the size of grants under the RSU plan, the CGCNC considers, among other things, the competitiveness of the Company's total compensation relative to comparable companies. However, the current RSU pool is not sufficient to allow the Company to continue granting RSUs in a manner that would reinforce the alignment of performance with the creation of shareholder value while also being competitive with comparable companies.

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The Company is asking Shareholders to approve an amendment to the RSU Plan that will increase the maximum number of Common Shares which may be made subject to issuance under RSUs from 200,000 Common Shares to 500,000 Common Shares. As of the Record Date, there are 40,338 RSUs available for grant representing the right to receive the same amount of Common Shares. The amendment being proposed is to Section 3.3 of the RSU Plan, as follows (emphasis added):

"3.3 Shares Reserved

The maximum number of Shares which may be made subject to issuance under RSUs awarded under this Plan shall not exceed ~~200,000~~ 500,000 Shares subject to adjustment pursuant to Section 3.10."

At the Meeting, the Shareholders will be asked to approve by ordinary resolution the amendment to the RSU Plan. A simple majority of the votes cast at the Meeting in person or by proxy is required in order to pass the resolution. The text of the proposed resolution to approve the amendment to the RSU Plan is as follows:

"RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

(1) Section 3.3 of the Mogo Finance Technology Inc. RSU Plan be amended and restated as follows:

"3.3        Shares Reserved

The maximum number of Shares which may be made subject to issuance under RSUs awarded under this Plan shall not exceed 500,000 Shares subject to adjustment pursuant to Section 3.10."

(2) Any one director or officer of the Corporation be and is hereby authorized and directed to execute and deliver under the seal of the Company or otherwise, all such documents and to do all such other acts or things as such director or officer may determine to be necessary or advisable in connection with such amendment, the execution of any such document or the doing of any such other act or thing by any director or officer of the Company being conclusive evidence of such determination.”

Unless authority has been withheld, the Common Shares represented by proxies in favour of management nominees will be voted FOR the RSU Plan amendment resolution.

Amendment to Postmedia Warrants

The Company entered into a three-year marketing collaboration agreement (the “Postmedia Marketing Agreement”) with Postmedia Network Inc. (“Postmedia”) in January 2016 under which Postmedia is to provide Mogo with a minimum annual media promotional value in return for a percentage of Mogo’s annual revenues (4% of existing revenues and 11% of incremental revenues).  At that time, the Company issued to Postmedia five-year warrants to acquire 1,196,120 Common Shares at a price of $2.96 per share, 50% of which vested equally over the first three years of the collaboration agreement (the “Time Vested Warrants”), and 50% of which vested on achieving specified quarterly revenue targets (the “Performance Vested Warrants”).

The Company and Postmedia have agreed to extend the Postmedia Marketing Agreement for two years, through to the end of 2020.  Under the extension, Mogo will receive an additional minimum media value of $30 million over those two years and has fixed the quarterly revenue share payment to Postmedia for the remaining three-year period (2018 through 2020) at an amount equal to the revenue share payment paid in respect of Q4 2017 (as opposed to a percentage of the Company’s revenues).

In connection with the extension of the Postmedia Marketing Agreement, the Company has agreed to amend the terms of the 598,060 outstanding Performance Vested Warrants (but without making any change to the terms of the 598,060 outstanding Time Vested Warrants) such that:

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•	instead of vesting, in three tranches, on the achievement by the Company of specified levels of revenue, the Performance Vested Warrants will now vest based on time, in two equal tranches, the first on the fourth anniversary of their initial issuance, and the second on the fifth anniversary of their initial issuance; and
•	instead of expiring on the fifth anniversary of their issuance, the expiry of the Performance Warrants will be extended to the seventh anniversary of their initial issuance (the "Postmedia Warrant Extension").

The reason for the Postmedia Warrant Extension is that, since the Performance Vested Warrants will only vest either on their expiry or one year prior to their expiry, Postmedia wishes to have a reasonable period of time within which to exercise the Performance Vested Warrants after they become exercisable. In order to implement the Postmedia Warrant Extension, the Company must obtain Shareholder approval as contemplated in section 608(a)(ii) of the TSX Company Manual as the Performance Vested Warrants are currently in-the-money. At the Meeting, Shareholders will be asked to approve by ordinary resolution the Postmedia Warrant Extension.  A simple majority of the votes cast at the Meeting in person or by proxy is required in order to pass the resolution. The text of the proposed resolution to approve the Postmedia Warrant Extension is as follows:

"RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

(1) 598,060 of the warrants held by Postmedia Network Inc. be hereby amended to provide that, with respect to any warrants vesting after the third anniversary of the day on which such warrants were issued, the right of Postmedia Network Inc. to exercise such warrants will expire no later than 5 p.m. (Eastern time) on the seventh anniversary of the day on which the warrants were issued.

(2) Any one director or officer of the Corporation be and is hereby authorized and directed to execute and deliver under the seal of the Company or otherwise, all such documents and to do all such other acts or things as such director or officer may determine to be necessary or advisable in connection with such amendment, the execution of any such document or the doing of any such other act or thing by any director or officer of the Company being conclusive evidence of such determination.”

Unless authority has been withheld, the Common Shares represented by proxies in favour of management nominees will be voted FOR the Postmedia Warrants amendment resolution

OTHER MATTERS

Management knows of no other matters to come before the Meeting other than the matters referred to in the Notice of Meeting, however, if any other matters which are not now known to management should properly come before the Meeting, the Proxy will be voted upon such matters in accordance with the best judgment of the person voting the Proxy.

DEADLINE FOR SHAREHOLDER PROPOSALS

If any person entitled to vote at an annual meeting of the Company’s shareholders wishes to propose any matter for consideration at the next annual meeting, in order for such proposal to be considered for inclusion in the materials made available to shareholders in respect of such meeting, such proposal must be received by the Company at least 3 months before the anniversary date of the current year’s annual meeting. In addition, such person must meet the definition of a “qualified shareholder” and otherwise comply with the requirements for shareholder proposals set out in sections 187 to 191 of the Business Corporations Act (British Columbia).

In addition, our Articles contain an advance notice requirement for director nominations (the “Advance Notice Provisions”). Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Company’s Secretary at its principal executive offices.

The notice must be given not less than 30 days and no more than 65 days prior to the date of the annual Meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be given not later than the close of business on the 10th day following such public announcement. In the case of a special meeting of Shareholders (which is not also an annual meeting) called for the purpose of electing directors, notice must be given not later than the close of business on the 15th day following the day on which the announcement in respect of such meeting was made. The Advance Notice Provisions also prescribe the proper written form for the notice. The Board may, in its sole discretion, waive any requirement of the Advance Notice Provisions.

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The foregoing description of the Advance Notice Provisions is intended as a summary only and does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Articles, which contain the full text of the Advance Notice Provisions, and which are available SEDAR at www.sedar.com.

ADDITIONAL INFORMATION

Financial Information is provided in the Company’s Financial Statements and Management’s Discussion and Analysis for its most recently completed financial year. Copies of such documents can be requested by contacting Investor Relations at investors@mogo.ca or by calling 1-866-567-8077.

Additional information relating to the Company can also be found on SEDAR at www.sedar.com and in the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov.

DIRECTORS’ APPROVAL

The undersigned hereby certifies that the directors of the Company have approved the contents and the sending of this Circular.

DATED:  May 14, 2018

(“David Feller”)

David Feller
Chief Executive Officer and Board Chair
Mogo Finance Technology Inc.
Vancouver, British Columbia

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Appendix A

MANDATE OF THE DIRECTORS

Key Messages

•	The primary function of the Directors of Mogo is to supervise the management of the business and affairs of Mogo.

•	The fundamental objectives of the Board are to enhance and preserve long-term shareholder value and to ensure that Mogo conducts business in an ethical and safe manner.

•	The Board has the responsibility to ensure that there are long-term goals and a strategic planning process in place for Mogo and to participate with management directly or through committees in developing and approving the strategy by which Mogo proposes to achieve these goals.

•	The Board operates by delegating certain responsibilities and duties set out below to management or committees of the Board and by reserving certain responsibilities and duties for the Board.

1.	Purpose

Purpose

The primary function of the Directors of Mogo Finance Technology Inc., including its subsidiaries and affiliates (collectively, “Mogo”), is to supervise the management of the business and affairs of Mogo.

Management is responsible for the day-to-day conduct of the business of Mogo. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value and to ensure that Mogo conducts business in an ethical and safe manner. In performing its functions, the Board considers the legitimate interests that stakeholders, such as employees, customers and communities, may have in Mogo. In carrying out its stewardship responsibility, the Board, through Mogo’s Chief Executive Officer (the “CEO”), sets the standards of conduct for Mogo.

2.	Procedure and Organization

Board and management delegation of duties

The Board operates by delegating certain responsibilities and duties set out below to management or committees of the Board and by reserving certain responsibilities and duties for the Board.

The Board retains the responsibility for managing its affairs, including selecting its chair (the “Chair of the Board”) and constituting committees of the Board.

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Independence

A majority of the members of the Board must be independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices and the rules of any stock exchange or market on which Mogo’s shares are listed or posted for trading (collectively, “Applicable Governance Rules”). In the event the Board selects a non-independent Director to serve as the Chair of the Board, it will also select an independent Director to serve as the independent lead Director (the “Lead Director”). For more information, see the Lead Director Position Description.

In this Mandate, the term “independent” includes the meanings given to similar terms by Applicable Governance Rules, including the terms “non-executive”, “outside” and “unrelated” to the extent such terms are applicable under Applicable Governance Rules. The Board assesses, on an annual basis, the adequacy of this Mandate.

3.	Principal Responsibilities and Duties

The principal responsibilities and duties of the Board fall into a number of categories which are summarized below.

(a)	Legal Requirements

Overall responsibility	The Board has the overall responsibility to ensure that applicable legal requirements are complied with and documents and records have been properly prepared, approved and maintained.

Statutory responsibility

The Board has the statutory responsibility to, among other things:

•     supervise the management of, the business and affairs of Mogo;

•     act honestly and in good faith with a view to the best interests of Mogo;

•     declare conflicts of interest, whether real or perceived[1];

•     exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

•     act in accordance with the obligations contained in the Business Corporations Act (British Columbia), the regulations thereunder, the memorandum and articles of Mogo, applicable securities laws and policies, applicable stock exchange rules, and other applicable legislation and regulations.

Matters which may not be delegated

The Board has the responsibility for considering the following matters as a Board which may not be delegated to management or to a committee of the Board:

•     any submission to the shareholders of any question or matter requiring the approval of the shareholders;

1 The Chair of the Corporate Governance, Compensation and Nominating Committee is responsible for receiving and reviewing any matters that may pose a potential or actual conflict of interest. Directors will declare actual or potential conflicts to the Chair of this Committee. If the conflict involves the Chair of this Committee, the matter can be disclosed to the Chair of the Board.

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•     the filling of a vacancy among the Directors or in the office of auditor, the appointment of any additional Directors and the appointment or removal of any of the CEO, the Chair of the Board or the President of Mogo;

•     the issue of securities except as authorized by the Board;

•     the declaration of dividends;

•     the purchase, redemption or any other form of acquisition of shares issued by Mogo;

•     the payment of a commission to any person in consideration of the person purchasing or agreeing to purchase shares of Mogo from Mogo or from any other person, or procuring or agreeing to procure purchasers for any such shares except as authorized by the Board;

•     the approval of a management information circular;

•     the approval of a take-over bid circular, Directors’ circular or issuer bid circular

•     the approval of an amalgamation of Mogo;

•     the approval of an amendment to the memorandum or articles of Mogo;

•     the approval of annual financial statements of Mogo; and

•     any other matter which is required under the Applicable Governance Rules or applicable corporate laws to be decided by the Board as a whole.

In addition to those matters which at law cannot be delegated, the Board must consider and approve all major decisions affecting Mogo, including all material acquisitions and dispositions, material capital expenditures, material debt financings, issue of shares and granting of options.

(b)	Strategy Development

Long-term goals and strategic planning	The Board has the responsibility to ensure that there are long-term goals and a strategic planning process in place for Mogo and to participate with management directly or through committees in developing and approving the strategy by which Mogo proposes to achieve these goals (taking into account, among other things, the opportunities and risks of the business).

(c)	Risk Management

Principal risks	The Board has the responsibility to safeguard the assets and business of Mogo, identify and understand the principal risks of the business, and to ensure that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long-term viability of Mogo.

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(d)	Appointment, Training and Monitoring Senior Management

Senior Management oversight

The Board has the responsibility to:

•     appoint the CEO, and together with the CEO, to develop a position description for the CEO;

•     with the advice of the Corporate Governance, Compensation and Nominating Committee, develop corporate goals and objectives that the CEO is responsible for meeting and to monitor and assess the performance of the CEO in light of those corporate goals and objectives and to determine the compensation of the CEO;

•     provide advice and counsel to the CEO in the execution of the duties of the CEO;

•     develop, to the extent considered appropriate, position descriptions for the Chair of the Board and the chair of each committee of the Board;

•     approve the appointment of all corporate officers;

•     in consultation with the CEO or CFO, approve the termination of officers and/or any other positions where employees have board reporting responsibilities;

•     consider, and if deemed appropriate, approve, upon the recommendation of the Corporate Governance, Compensation and Nominating Committee and the CEO, the remuneration of all corporate officers;

•     consider, and if deemed appropriate, approve, upon the recommendation of the Corporate Governance, Compensation and Nominating Committee, incentive-compensation plans and equity-based plans;

•     subject to any necessary input from the Corporate Governance, Compensation and Nominating Committee, approve grants to participants and the magnitude and terms of their participation; and

•     ensure that adequate provision has been made to train and develop management and for the orderly succession of management, including the CEO.

(e)	Ensuring Integrity of Management

Integrity of management	The Board has the responsibility, to the extent considered appropriate, to satisfy itself as to the integrity of the CEO and other officers of Mogo and to ensure that the CEO and such other officers are creating a culture of integrity throughout Mogo.

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(f)	Policies, Procedures and Compliance

Policies, procedures and compliance

The Board is responsible for the oversight and review of the following matters and may rely on management to the extent appropriate in connection with addressing such matters:

•     ensuring that Mogo operates at all times within applicable laws and regulations and to appropriate ethical and moral standards;

•     approving and monitoring compliance with significant policies and procedures (per the Corporate Policy Framework) by which the business of the Mogo is conducted;

•     ensuring that Mogo sets appropriate environmental standards for its operations and operates in material compliance with environmental laws and legislation;

•     ensuring that Mogo has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies relating thereto;

•     developing the approach of Mogo to corporate governance, including to the extent appropriate, developing a set of governance principles and guidelines that are specifically applicable to Mogo; and

•     examining the corporate governance practices within Mogo and altering such practices when circumstances warrant.

(g)	Reporting and Communication

Reporting and communication

The Board is responsible for the oversight and review of the following matters and may rely on management to the extent appropriate in connection with addressing such matters:

•     ensuring that Mogo has in place policies and programs to enable Mogo to communicate effectively with management, shareholders, other stakeholders and the public generally;

•     ensuring that the financial results of Mogo are adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

•     ensuring that the financial results are reported fairly and in accordance with applicable generally accepted accounting standards;

•     ensuring the timely and accurate reporting of any developments that could have a significant and material impact on the value of Mogo; and

•     reporting annually to the shareholders of Mogo on the affairs of Mogo for the preceding year.

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(h)	Monitoring and Acting

Monitoring and taking action

The Board is responsible for the oversight and review of the following matters and may rely on management to the extent appropriate in connection with addressing such matters:

•     monitoring the Mogo’s progress in achieving its goals and objectives and, if necessary, revising and altering, through management, the direction of Mogo in response to changing circumstances;

•     considering taking action when performance falls short of the goals and objectives of Mogo or when other special circumstances warrant;

•     reviewing and approving material transactions involving Mogo;

•     ensuring that Mogo has implemented adequate internal control and management information systems;

•     assessing the individual performance of each Director and the collective performance of the Board; and

•     overseeing the size and composition of the Board as a whole to facilitate more effective decision-making.

(i)	Voting on Board Matters

Voting

As it relates to voting on matters of the Board, Mogo’s Articles state:

•     “Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.”

•     “A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.”

4.	Board’s Expectations of Management

What the Board expects of management	The Board expects each member of management to perform such duties, as may be reasonably assigned by the Board from time to time, faithfully, diligently, to the best of his or her ability, and in the best interests of Mogo. Each member of management is expected to devote substantially all of his or her business time and efforts to the performance of such duties. Management is expected to act in compliance with and to ensure that Mogo is in compliance with all laws, rules and regulations applicable to Mogo.

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5.	Responsibilities and Expectations of Directors

The responsibilities and expectations of each Director are as follows:

(a)	Commitment and Attendance

Attend meetings	All Directors should make every effort to attend all meetings of the Board and meetings of committees of which they are members. Members may attend by telephone.

(b)	Participation in Meetings

Be prepared and participate

Each Director should be sufficiently familiar with the business of Mogo, including its financial position and capital structure and the risks and competition it faces, to actively and effectively participate in the deliberations of the Board and of each committee on which he or she is a member.

Upon request, management should make appropriate personnel available to answer any questions a Director may have about any aspect of the business. Directors should also review the materials provided by management and Mogo’s advisors in advance of meetings of the Board and committees and should arrive prepared to discuss the matters presented.

(c)	Code of Business Conduct and Ethics

Code of Business Conduct and Ethics	Mogo has adopted a Code of Business Conduct and Ethics (the “Code”) to outline business conduct expectations of Directors, officers, employees, contractors and consultants of Mogo. Directors should be familiar with the provisions of the Code of Business Conduct and Ethics. Through reporting from management, the Board monitors compliance with the Code. Each Director should also strive to perform his or her duties in keeping with current and emerging corporate governance best practices for directors of publicly-traded corporations.

(d)	Other Directorships

Participation on other boards

Mogo values the experience Directors bring from other boards on which they serve, but recognizes that those boards may also present demands on a Director’s time and availability, and may also present conflict of interest issues.

Directors should advise the chair of the Corporate Governance, Compensation and Nominating Committee before accepting any new membership on other boards of directors or any other affiliation with other businesses or governmental bodies which involve a significant commitment by the Director.

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(e)	Contact with Management

Access to management

All Directors may contact the CEO at any time to discuss any aspect of the business of Mogo. Directors also have complete access to other members of management.

The Board expects that there will be frequent opportunities for Directors to meet with the CEO and other members of management in Board and committee meetings and in other formal or informal settings.

(f)	Confidentiality

Maintain confidentiality	The proceedings and deliberations of the Board and its committees are, and shall remain, confidential. Each Director must maintain the confidentiality of information received in connection with his or her services as a Director of Mogo.

(g)	Evaluating Board Performance

Board performance self-evaluation

The Board, in conjunction with the Corporate Governance, Compensation and Nominating Committee, and each of the committees of the Board should conduct a self-evaluation at least annually to assess their effectiveness.

In addition, the Corporate Governance, Compensation and Nominating Committee should annually consider the mix of skills and experience that Directors bring to the Board and assess, on an ongoing basis, whether the Board has the necessary composition to perform its oversight function effectively.

The Board may, as appropriate, consult with an external firm to evaluate the necessary composition and competencies of the collective Board.

(h)	Individual Evaluation

Individual evaluation	Each Director will be subject to an annual evaluation of his or her individual performance. The collective performance of the Board and of each committee of the Board will also be subject to annual review. Directors should be encouraged to exercise their duties and responsibilities in a manner that is consistent with this Mandate and with the best interests of Mogo and its shareholders generally.

6.	Qualifications and Directors’ Orientation

Qualifications and orientation

Directors should have the highest personal and professional ethics and values and be committed to advancing the interests of Mogo. They should possess skills and competencies in areas that are relevant to the business of Mogo.

The CEO, the Chair of the Board and the Corporate Governance, Compensation and Nominating Committee are jointly responsible for the provision of an orientation program for new Directors to explain Mogo’s approach to corporate governance and the nature and operation of its business. The CEO is also responsible for generating continuing education opportunities for all Directors so that members of the Board may maintain and enhance their skills as Directors.

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7.	Meetings

Meeting frequency

The Board should meet on at least a quarterly basis and should hold additional meetings as required or appropriate to consider other matters. In addition, the Board should meet as it considers appropriate to consider strategic planning for Mogo. Financial and other appropriate information should be made available to the Directors in advance of Board meetings. Attendance at each meeting of the Board should be recorded. Management may be asked to participate in any meeting of the Board, provided that the CEO must not be present during deliberations or voting regarding his or her compensation.

Independent Directors should meet separately from non-independent Directors and management at least twice per year in conjunction with regularly scheduled Board meetings, and at such other times as the independent Directors consider appropriate to ensure that the Board functions in an independent manner.

8.	Committees

Board committees	The Board has established an Audit Committee and a Corporate Governance, Compensation and Nominating Committee to assist the Board in discharging its responsibilities. Special committees of the Board may be established from time to time to assist the Board in connection with specific matters. The chair of each committee should report to the Board following meetings of the committee. The charter of each standing committee should be reviewed annually by the Board.

9.	Resources

Resources

The Board has the authority to retain independent legal, accounting and other consultants. The Board may request any officer or employee of Mogo or outside counsel or the external/internal auditors to attend a meeting of the Board or to meet with any member of, or consultant to, the Board.

Directors are permitted to engage an outside legal or other adviser at the expense of Mogo where for example he or she is placed in a conflict position through activities of Mogo, but any such engagement shall be subject to the prior approval of the Corporate Governance, Compensation and Nominating Committee.

Related documentation	• Code of Business Conduct and Ethics

Issue Date:	May 14, 2015	Authorized By:
Revised Date:	January 17, 2018	Board of Directors

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